UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2025 (July 28, 2025)

UNION PACIFIC CORPORATION

(Exact name of registrant as specified in its charter)

Utah	1-6075	13-2626465
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Douglas Street, Omaha, Nebraska	68179
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (402) 544-5000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol	Name of each exchange on which registered
Common Stock (Par Value $2.50 per share)	UNP	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On July 29, 2025, Union Pacific Corporation (the Company) and Norfolk Southern Corporation (Norfolk Southern), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of July 28, 2025, by and among the Company, Norfolk Southern, Ruby Merger Sub 1 Corporation, a Virginia corporation and a direct wholly owned subsidiary of the Company, and Ruby Merger Sub 2 LLC, a Virginia limited liability company and a direct wholly owned subsidiary of the Company (the Merger Agreement), providing for the acquisition of Norfolk Southern by the Company. A copy of the joint press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K, which, in its entirety, is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, the Company and Norfolk Southern issued a joint investor presentation containing supplemental information regarding the transaction, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K, which, in its entirety, is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Joint Press Release, dated as of July 29, 2025.

99.2	Joint Investor Presentation, dated as of July 29, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange

Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 29, 2025

UNION PACIFIC CORPORATION

By:	/s/ Christina B. Conlin
Christina B. Conlin Executive Vice President, Chief Legal Officer, and Corporate Secretary

Exhibit 99.1

Union Pacific and Norfolk Southern to Create

America’s First Transcontinental Railroad

•	Transaction to transform the U.S. supply chain and economy; strengthen domestic manufacturing; and preserve union jobs

•	Two legendary railroads enter agreement to combine in stock and cash merger, creating a combined enterprise of over $250 billion

•

Transaction values Norfolk Southern at an enterprise value of $85 billion and is expected to unlock approximately $2.75 billion in annualized synergies and deliver substantial long-term value for Union Pacific and Norfolk Southern shareholders

•	Positions railroads to continue accelerating technological advancements promoting greater freight competition

•	Companies to host conference call and live webcast on July 29 at 8:30 a.m. ET.

OMAHA, NE, and ATLANTA, GA, July 29, 2025 – Union Pacific Corporation (NYSE: UNP) and Norfolk Southern Corporation (NYSE: NSC) today announced an agreement to create America’s first transcontinental railroad. These legendary companies will seamlessly connect over 50,000 route miles across 43 states from the East Coast to the West Coast, linking approximately 100 ports and nearly every corner of North America. This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth and workforce opportunity that preserves union jobs.

Under the terms of the agreement, Union Pacific will acquire Norfolk Southern in a stock and cash transaction, implying a value for Norfolk Southern of $320 per share based on Union Pacific’s unaffected closing stock price on July 16, 20251, and representing a 25% premium to Norfolk Southern’s 30-trading day volume weighted average price on July 16, 2025. The value per share implies an enterprise value of $85 billion for Norfolk Southern, resulting in the creation of a combined enterprise of over $250 billion.

“Railroads have been an integral part of building America since the Industrial Revolution, and this transaction is the next step in advancing the industry,” said Jim Vena, Union Pacific Chief Executive Officer. “Imagine seamlessly hauling steel from Pittsburgh, Pennsylvania to Colton, California and moving tomato paste from Heron, California to Fremont, Ohio. Lumber from the Pacific Northwest, plastics from the Gulf Coast, copper from Arizona and Utah, and soda ash from Wyoming. Right now, tens of thousands of railroaders are moving almost everything we use. You name it, and at some point, the railroad hauled it.”

[1]	Represents the last trading day prior to press speculation that Union Pacific was pursuing a potential acquisition of Norfolk Southern.

The Union Pacific Transcontinental Railroad will connect people, strengthen communities, and build a stronger, more competitive America. Both railroads envision every union employee who wants a job in the combined company will have one.

Together, the companies aim to be the safest railroad in North America and deliver the service customers rely on with operational excellence. The combined company will deliver faster, more comprehensive freight service to U.S. shippers by eliminating interchange delays, opening new routes, expanding intermodal services, and reducing distance and transit time on key rail corridors. A more truck-competitive solution, the Union Pacific Transcontinental Railroad will decrease highway congestion, reducing wear-and-tear on taxpayer-funded roads. Today, Union Pacific and Norfolk Southern invest approximately $5.6 billion annually in infrastructure, innovation, and network expansion.

“Norfolk Southern, like Union Pacific, is a railroad integral to the U.S. economy, with a storied 200-year legacy of serving customers across 22 states in the eastern half of the nation,” said Mark George, CEO of Norfolk Southern. “Our safety, network, and financial performance is among the best we’ve had as a company, as is our customer satisfaction. And it is from this position of strength that we embark on this transformational combination. We are confident that the power of Norfolk Southern’s franchise, diversified solutions, high-quality customers and partners, as well as skilled employees, will contribute meaningfully to America’s first transcontinental railroad, and to igniting rail’s ability to deliver for the whole American economy today and into the future. Union Pacific is a true partner that shares our belief in rail’s ability to deliver for all stakeholders simultaneously, and we are excited for our future together.”

“This combination is transformational, enhancing the best freight transportation system in the world – it’s a win for the American economy, it’s a win for our customers, and it’s a win for our people,” Vena said. “It builds on President Abraham Lincoln’s vision of a transcontinental railroad from nearly 165 years ago and advances our Safety, Service and Operational Excellence Strategy. I am confident this historic transaction will enhance competition to benefit customers, communities, and employees while delivering shareholder value.”

Delivering Benefits to All Stakeholders

By opening new routes and expanding access for customers, the Union Pacific Transcontinental Railroad will unlock opportunities for faster, more reliable transit times and provide a more seamless customer experience.

For America

•

Enhancing the competitiveness of U.S. freight. U.S. freight railroads move approximately 1.5 billion tons of material and goods every year. The transcontinental railroad will compete more effectively with Canadian railroads to win back U.S. freight volume and American jobs.

•

Strengthening our nation and economy. The combination will unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and on both sides of the Mississippi River (“Watershed” markets), creating a more accessible, sustainable, and lower-cost supply chain for manufacturers and consumers.

•

Helping U.S. industry feed and power the world. With access to 10 international interchanges and approximately 100 ports, the Union Pacific Transcontinental Railroad will unlock strong international trade routes and offer greater access to U.S.-made goods.

For Safety

•

Safety is the top priority for Union Pacific and Norfolk Southern. The combined company’s focus will remain on ensuring every employee goes home safe to their families and protecting the communities where it operates.

•

Improving safety through technology. Union Pacific and Norfolk Southern’s proven technologies will further advance the ability to predict in-train forces and quickly assess potential mechanical and track defects.

For Service

•

Customers will benefit from seamless, single-line service across the country. The combination will improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off.

•

Enhancing the rail experience and ease of doing business. Customers will have the ability to quickly receive single-line rate quotes with one system to track freight, enabling real-time decisions that optimize supply chains.

•

Greater partnership with short lines and U.S. ports. Short lines and their shippers will have access to a unified rail network with a single Class I interface, new services, and reduced gateway delays. U.S. ports served by the transcontinental railroad will have expanded reach and faster access to new markets.

For the Workforce

•

Protecting and expanding opportunities for employees and local economies. Union Pacific and Norfolk Southern union employees – including train crew, mechanical and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network. Non-union workers will have opportunities to grow as part of a larger, combined enterprise.

•

Preserving the best-paid industrial careers in America. Railroad employees are among the most highly compensated workers across U.S. industries. They also receive a generous retirement that exceeds other workers in the private sector, as well as top tier health care benefits.

For Communities

•

Investing in safe, resilient, and vibrant communities. Union Pacific and Norfolk Southern invested $300 million in philanthropic giving from 2020 to 2025, supporting workforce development, safety initiatives, and vibrant spaces where people want to live and work.

•

Our goal is simple: zero incidents involving trains, pedestrians, drivers, or employees. In addition to Operation Lifesaver programs, Union Pacific and Norfolk Southern trained over 10,000 first responders in 2024.

For Shareholders

•

Realizing significant shareholder value. Union Pacific and Norfolk Southern shareholders are expected to realize significant value from the transaction, including more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergy opportunity.

Path to Completion

Creating the Union Pacific Transcontinental Railroad is overwhelmingly in the public interest and will enhance competition, consistent with the test that will be applied in the review of the transaction by the Surface Transportation Board (STB).

The companies expect to file their application with the STB within six months, in which the companies will describe how the combined rail network will provide safer, faster, and more reliable service and increased competition to a broad range of stakeholders.

The Board of Directors of both Union Pacific and Norfolk Southern unanimously approved the transaction, which is subject to STB review and approval within its statutory timeline, customary closing conditions, and shareholder approval. The companies are targeting closing the transaction by early 2027.

Transaction Details and Financial Impact

Under the terms of the agreement, Norfolk Southern shareholders will receive 1.0 Union Pacific common share and $88.82 in cash for each share of Norfolk Southern. The implied value of $320 per share represents an implied total enterprise value for Norfolk Southern of $85 billion based on Union Pacific’s unaffected closing stock price on July 16, 20252. Union Pacific will issue a total of approximately 225 million shares to Norfolk Southern shareholders, representing 27% ownership in the combined company on a fully diluted basis, and providing the ability of Norfolk Southern shareholders to participate in the upside of the combined company’s growth opportunities and synergies. The agreement is structured without a voting trust and includes a $2.5 billion reverse termination fee.

The cash portion of the transaction will be funded through a combination of new debt and balance sheet cash. At closing, the combined business will have a strong balance sheet and Debt to EBITDA of approximately 3.3x, supporting a balanced capital allocation strategy. The combined company will continue to prioritize and maintain a strong balance sheet and investment grade rating.

Based on 2024 results, the pro-forma combined company would have revenues of approximately $36 billion, EBITDA of approximately $18 billion, operating ratio of 62%, and free cash flow of $7 billion. The transaction is expected to be accretive to Union Pacific’s adjusted EPS per share in the second full year after closing and rising to high single digit accretion thereafter.

Leadership and Governance

Jim Vena, Union Pacific CEO, will lead the combined company as Chief Executive Officer and has committed his intent to remain at Union Pacific for at least the next 5 years. Through integration and beyond, talented leaders from both companies will work together to deliver on the combination’s full value creation potential. The experienced Union Pacific and Norfolk Southern management teams will continue to independently run each company until the transaction’s closing. At closing, three Norfolk Southern Directors, including Mark George and Richard Anderson, are expected to join the Union Pacific Board of Directors after completing the corporate governance process.

The combined company will be headquartered in Omaha, Nebraska. Atlanta, Georgia will remain a core location for the combined organization over the long-term with a focus on technology, operations, and innovation, among other priorities.

[2]	Represents the last trading day prior to press speculation that Union Pacific was pursuing a potential acquisition of Norfolk Southern.

Advisors

Morgan Stanley & Co. LLC and Wells Fargo are serving as financial advisors to Union Pacific. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Union Pacific on the acquisition, with Covington & Burling LLP providing legal advice on regulatory matters. BofA Securities is serving as exclusive financial advisor to Norfolk Southern. Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Norfolk Southern, with Sidley Austin LLP providing legal advice on regulatory matters.

Conference Call Information

Union Pacific and Norfolk Southern will host a joint investor conference call on July 29 at 8:30 a.m. Eastern Time to discuss the announcement. A live webcast of the call and the replay will be available on the Union Pacific website at https://investor.unionpacific.com and the Norfolk Southern website at https://norfolksouthern.investorroom.com/events. Supporting materials will be posted at www.up-nstranscontinental.com

Participants may join the conference call by dialing 1-800-836-8184 (or for international participants, 1-646-357-8785).

Union Pacific and Norfolk Southern Transaction Information Hub for All Stakeholders

A dedicated website providing information about the transaction is available at

www.up-nstranscontinental.com

Contacts

About Union Pacific

Union Pacific (NYSE: UNP) delivers the goods families and businesses use every day with safe, reliable, and efficient service. Operating in 23 western states, the company connects its customers and communities to the global economy. Trains are the most environmentally responsible way to move freight, helping Union Pacific protect future generations. More information about Union Pacific is available at www.up.com.

Union Pacific Investor contact: Diana Prauner at 402-544-4227 or dprauner@up.com

Union Pacific Media contact: Clarissa Beyah at 402-957-4793 or cbeyah@up.com

About Norfolk Southern

Since 1827, Norfolk Southern Corporation (NYSE: NSC) and its predecessor companies have safely moved the goods and materials that drive the U.S. economy. Today, it operates a 22-state freight transportation network. Committed to furthering sustainability, Norfolk Southern helps its customers avoid approximately 15 million tons of yearly carbon emissions by shipping via rail. Its dedicated team members deliver approximately 7 million carloads annually, from agriculture to consumer goods. Norfolk Southern also has the most extensive intermodal network in the eastern U.S. It serves a majority of the country’s population and manufacturing base, with connections to every major container port on the Atlantic coast as well as major ports across the Gulf Coast and Great Lakes. Learn more by visiting www.NorfolkSouthern.com

Media Inquiries:

Media Relations

Joseph Sala / Sophie Throsby / Lucas Per

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Inquiries:

Investor Relations

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

America’s First Transcontinental Railroad Union Pacific and Norfolk Southern to Combine 7/29/2025 Exhibit 99.2

Cautionary Information This presentation and related materials contain statements that are forward looking statements.   Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times that, or by which, such performance or results will be achieved. Forward-looking information, including expectations regarding operational and financial improvements and future performance or results are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statement. Important factors, including risk factors, could affect future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements. Information regarding risk factors and other cautionary information are available in Annual Report on Form 10-K for 2024, which was filed with the SEC on February 7, 2025 and Norfolk Southern’s Annual Report on Form 10-K, which was filed with the SEC on February 10, 2025. Each Company updates information regarding risk factors if circumstances require such updates in its periodic reports on Form 10-Q and its subsequent Annual Reports on Form 10-K (or such other reports that may be filed with the SEC).   Forward-looking statements speak only as of, and are based only upon information available on, the date the statements were made. Neither company assumes any obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If an update is made, no inference should be drawn that additional updates will be made with respect thereto or with respect to other forward-looking statements. References to Union Pacific’s or Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. This is not an offer or solicitation. For additional information please reference slides 16, 17, 18 & 19.

Today’s Presenters Jim Vena Chief Executive Officer Union Pacific Mark George President & Chief Executive Officer Norfolk Southern Jennifer Hamann Chief Financial Officer Union Pacific Jason Zampi Chief Financial Officer Norfolk Southern

Transcontinental Rail Service Supports U.S. Economic Growth Enhances U.S. Competition Better for Our Nation Better for Customers Opportunities for Employees / Labor Creates a more reliable and efficient transcontinental service option Strengthens competition with the North American truck network Enhances competitiveness with the Canadian ports and railroads Advances America’s domestic manufacturing and economic growth Fortifies national defense Reduces highway maintenance costs for American taxpayers Unites two strong safety cultures who are committed to improve Offers enhanced access, better service and lower costs to customers Provides new service options in underserved markets Allows end-to-end customer visibility and competitive single-line rail pricing Preserves all craft jobs Creates more jobs as railroad grows Connects American communities

Unleashing the Power of U.S. Rail



Seattle
Eastport
Portland
Duluth/Superior
NORFOLK SOUTHERN
Twin Cities
Buffalo
UNION PACIFIC
Milwaukee
Detroit
New York City
Chicago
Philadelphia
Omaha
Columbus
Salt Lake City
Cincinnati
Denver
Oakland
Kansas City
Norfolk
St. Louis
Las Vegas
Charlotte
Memphis
LA/Long Beach
Phoenix
Atlanta
Savannah
Calexico
DFW
Shreveport
Jacksonville
Nogales
El Paso
San Antonio
Houston
New Orleans
Eagle Pass
Laredo
Brownsville

- Transcontinental railroad **spans over 50,000 miles** across 43 states
- Opens **new U.S. markets** for customers
- Serves **10 international gateways** with Mexico & Canada
- Operates from **~100 ports**
- Offering single-line service, **saving 24 – 48 hours** transit
- Combined 2025 **Capital Investment of ~$5.6B** supports Safety, Service and Growth

5
AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

Enhancing Competition & Supporting Growth Creation of New Single-Line Routes Provides Greater Efficiency and Benefits All Stakeholders Connects U.S manufacturing to the world Unlocks Mississippi River “Watershed” options Major Ports & International Gateways Single Line Service & New Markets Union Pacific Norfolk Southern Union Pacific Norfolk Southern 1-2 day faster cross-country solution, making rail more competitive with truck

A Winning Combination For Customers Increased Service Offerings Improved Service Product Tech-Enabled Customer Experience Single-Line Service Addresses Underserved Areas, like Ohio Valley and Mississippi River “Watershed” Enhanced Competition Faster Transit Times Increased Reliability Improved Customer Asset Utilization Streamlined Ease of Doing Business Advanced Customer Visibility Accelerated Shopping Journey

Transformative Scale With Balanced Financial and Business Profile Revenue $24.3 B $12.1 B $36.4 B Operating Ratio 59.9% 66.4% 62.1% EBITDA $12.5 B $5.5 B $18.0 B Route Miles 32,880 19,200 > 50,000 Employees 32,400 19,600 ~ 52,000 Business Mix Union Pacific Norfolk Southern + Intermodal Industrial Agriculture Coal Automotive 2024 Units 2024 Units 27% 40% 15% 8% 10% 20% 58% 7% 10% 5% 49% 23% 11% 9% 8% 2024 Units 2024 Results * *Pro forma

Transaction Overview: Targeted Close by Early 2027

Financial Terms	• Purchasing Norfolk Southern for an implied value of $320 per share; 72% stock (1:1 share) and 28% cash ($88.82/share) funded through cash on hand and new debt • Premium of 25.0% to Norfolk Southern's 30-trading day volume weighted average price on July 16, 2025[1] • Implied enterprise value of $85B for Norfolk Southern • No Voting Trust; $2.5B reverse termination fee • Pausing share repurchases; Debt to EBITDA at close estimated at ~3.3x • Committed to maintaining "A" rating
Synergies & Value Creation	• Estimated $2.75B in annualized synergies through new revenue and productivity opportunities • Adjusted EPS[2] accretive early in Year 2; high single digit Year 3+ • Debt to EBITDA reduced to ~2.8x by Year 2 • 2024 combined free cash flow of $7.3B, growing to ~$12B by Year 3 • Share repurchases resumed in Year 2, growing to $10B+ annually by Year 3
Governance	• Combined business named Union Pacific; headquartered in Omaha, NE with Atlanta, GA remaining a core location • Jim Vena named Chief Executive Officer of combined company • Three NS Directors, including Mark George & Richard Anderson, are expected to join the UP Board of Directors after closing

[1]Represents the last trading day prior to press speculation that UP was pursuing a potential acquisition of NS. I [2]Excluding incremental transaction-related amortization.

9 AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

Transcontinental Railroad Unlocks Significant Synergies $1.75B Revenue Synergies $1.0B Cost Synergies Converts U.S. truck volumes to rail through new single-line service Unlocks rail options in markets where rail is currently less efficient by connecting ~100 ports and 10 international gateways, enabling more efficient and cost-effective supply chains Further penetrate international markets Improve efficiency and safety from shared best operating practices and state-of-the-art technology Reduce purchased services and materials costs Enhance asset utilization and routing & shop facilities efficiencies Rationalize SG&A costs $2.75B Annualized Synergy Opportunity Within Three Years

Union Pacific & Norfolk Southern Together Delivering Greater Shareholder Value

Value Creation	• Estimated \$2.75B in synergies achieved by end of year three post close • Represents >\$30B of value creation
EPS Accretion	• Adjusted EPS[1] accretive early in Year 2 • High single digit accretion Year 3+
Strong FCF Generation	• Annual FCF growing to ~\$12B by Year 3 • FCF supports continued investment in combined franchise, maintained dividend and balanced capital policy
Rapid Deleveraging	• Debt / EBITDA at close estimated at ~3.3x • Long-term target of ~2.8x to be achieved by Year 2

Strong and Growing Free Cash Flow Generation

(\$ in Billions)



~60%+ Inc. in Run-Rate FCF
~$12B
$7.3
NS: $1.3
UP: $6.0
2024A
Year 3

[1] *Excluding incremental transaction related amortization*

11

AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

Key Steps to Transaction Completion Transaction subject to obtaining Surface Transportation Board (“STB”) approval and other applicable regulatory authorities Transaction subject to approval by Union Pacific and Norfolk Southern shareholders Up to 6 months to file STB application; 16-month review process Targeted close by early 2027 Committed to seamless integration

Safety, Service & Operational Excellence = Winning Strategy SAFETY SERVICE ASSET UTILIZATION COST CONTROL PEOPLE Be the best at safety. Deliver the service we sold our customers. Drive decision-making to those closest to the work. Spend resources wisely, with a buffer for the unexpected. Engage our teams and stakeholders.

Unprecedented Merger Will Yield Unprecedented Results for All Stakeholders

- Unites the Nation and Connects Businesses, Consumers and Communities Preserving All Craft Jobs
- Drives Operational Excellence, Facilitating Better Safety and Service
- Enhances Competition and Drives Economic Development, Spurring Productivity and Employment
- $2.75B of Annualized Synergies Drive >$30B of Value Creation for Shareholders
- Accelerates Scalable Growth to Deliver Enhanced Shareholder Value
- Free Cash Flow Generation Growth to ~$12B by Year 3 Supports Rapid Deleveraging and Balanced Capital Allocation

14

AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

Questions

No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Non-GAAP Measures NON-GAAP MEASURES Although this presentation includes forward-looking non-GAAP measures (adjusted diluted EPS, Free cash flow, earnings before interest, tax, depreciation and amortization (EBITDA), it is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS, Cash from operations, Net income, and long-term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value. Please see Note on forward-looking Statements above for further discussion.

Cautionary Note Regarding Forward Looking Statements Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology. While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure. This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

Additional Information About the Transaction and Where to Find it In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

Participants in the Solicitation Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”. Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.